Exhibit 99.1

Form 51-102F3

Material Change Report

1. Name and Address of Company

Axcan Pharma Inc.

597 Laurier Blvd.

Mont St-Hilaire, QC

J3H 6C4

2. Date of Material Change

February 25, 2008

3. News Release

Axcan Pharma Inc. (“Axcan” or the “Company”) issued a press release through Marketwire with respect to a material change on February 25, 2008. A copy of such press release is attached hereto as Schedule A and forms a part hereof.

4. Summary of Material Change

On February 25, 2008, Axcan announced that the previously announced Plan of Arrangement has been completed and all of Axcan’s outstanding common shares have been acquired by 4445660 Canada Inc. (the “Purchaser”) an affiliate of TPG Partners V, L.P.

5. Full Description of Material Change

On February 25, 2008, Axcan announced that the previously announced Plan of Arrangement has been completed and all of Axcan’s outstanding common shares have been acquired by the Purchaser.  Under the terms of the Plan of Arrangement, the Company’s shareholders will receive US$23.35 in cash for each Axcan common share held.

With the completion of the Plan of Arrangement, Axcan’s common shares ceased trading on the NASDAQ and the Toronto Stock Exchange at the close of business on February 25, 2008.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Richard Tarte

General Counsel

Axcan Pharma Inc.

Tel: (450) 467-2600 ext. 2012

9. Date of Material Change Report

February 26, 2008.

SCHEDULE A

Axcan Pharma inc. 597, boulevard Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4

Tél.: (450) 467-2600 1-800-565-3255 Téléc.: (450) 464-9979

www.axcan.com

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	February 25, 2008
Press release for immediate distribution

AXCAN ANNOUNCES COMPLETION OF TRANSACTION WITH TPG CAPITAL

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. (“Axcan” or “the Company”) today announced the completion of the transaction in which all of the common shares of Axcan have been acquired by an affiliate of TPG Capital (“TPG”).

Under the terms of the agreement, Axcan shareholders are entitled to receive U.S. $23.35 in cash for each share of Axcan common stock held. As a result, Axcan common stock will cease trading on the NASDAQ Global Market and on the Toronto Stock Exchange at market close on Monday, February 25, 2008, and will no longer be listed on these stock exchanges.

Payment of the cash consideration will be made by Computershare Investor Services, which serves as paying agent.

Axcan stockholders who possess physical stock certificates have received instructions and a letter of transmittal by mail from Computershare Investor Services concerning how and where to forward their certificates for payment. For shares held in “street name” by a broker, bank or other nominee, shareholders will not need to take any action to have shares converted into cash, as this will be carried out by the broker, bank or other nominee. Questions about the payment of merger proceeds should be directed to the appropriate broker, bank or other nominee.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan’s products are marketed by its own specialized sales forces in North America and the European Union and through commercial collaborations in many markets around the world.

ABOUT TPG

TPG is a leading private investment firm founded in 1992, with more than $35 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Minneapolis, Fort Worth, Melbourne, Menlo Park, Moscow, Mumbai, Beijing, Shanghai, Singapore and Tokyo.  TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings.  Please visit www.tpg.com.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000
www.axcan.com